Exhibit 99.1

Ascentage Pharma Presents Multiple Clinical Updates at EHA2026 Congress

●	Poster presentations from ongoing clinical trials of two core assets, olverembatinib and lisaftoclax, highlight global innovation capabilities in hematologic malignancies

ROCKVILLE, Md. and SUZHOU, China, June 14, 2026 --- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies to address unmet medical needs in cancer, announced today that seventeen clinical updates from its core assets were presented at the 31st Congress of the European Hematology Association (EHA2026), including eight poster presentations. The presentations featured data from ongoing clinical studies of olverembatinib (HQP1351), the first third-generation BCR-ABL1 inhibitor approved in China, and lisaftoclax (APG-2575), the first approved China-developed Bcl-2 selective inhibitor. The EHA2026 Congress convened in Stockholm, Sweden, from June 11 to 14, 2026.

At the EHA2026 Congress, presentations on olverembatinib comprised key concurrent updates across two therapeutic areas: chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL). In CML, olverembatinib demonstrated deep and durable responses in patients with chronic-phase CML (CML-CP) without the T315I mutation, in whom the disease was resistant and/or intolerant to first-line TKI therapy, supporting its potential as a second-line treatment option. For CML-CP patients who have failed treatment with at least two prior TKIs, olverembatinib can be used as a standard treatment option. In addition, olverembatinib showed positive clinical data in CML patients with multiline TKI resistance and co-occurring high-risk genetic mutations. In Ph+ ALL, olverembatinib continued to demonstrate robust clinical response, with updated data from the first-line global registrational Phase III study (POLARIS-1) further validating its deep response rate and manageable safety profile. The chemotherapy-free combination regimen with lisaftoclax yielded encouraging clinical data in subpopulations such as pediatric patients with relapsed/refractory Ph+ ALL.

Updated data from the registrational Phase II study of lisaftoclax in chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) were also presented. Stratified analyses correlating baseline characteristics with prognosis provided important insights that will inform refinement of treatment strategies and optimization of individualized dosing regimens across different patient populations. The real-world data on lisaftoclax in myeloid neoplasms also provides robust evidence for its clinical utility.

Yifan Zhai, MD, Chief Medical Officer of Ascentage Pharma, said: “The clinical updates on olverembatinib and lisaftoclax presented at EHA2026 further validate the therapeutic value of these two key assets in the global hematologic malignancy field. Olverembatinib has the potential to become an important treatment option for CML, while offering new treatment possibilities for Ph+ ALL patients. The updated data from the registrational Phase II study of lisaftoclax in CLL/SLL will help guide individualized dosing strategies across different patient populations. Its real-world data in myeloid malignancies further strengthens our confidence in its clinical application among such patients. We are particularly encouraged by the promising combination data. Looking ahead, we will continue to accelerate the global clinical development of our key assets, while actively exploring more innovative combination treatment strategies to provide meaningful treatment options for patients around the world.”

Key highlights of the selected poster presentations at EHA2026 are as follows (for more information of the Company’s candidates, please visit the official EHA website):

EFFICACY OF OLVEREMBATINIB IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML) WITH PRIOR RESISTANCE TO PONATINIB OR ASCIMINIB AND ASXL1 MUTATIONS

●	Abstract Number: EHA-3991 (PS1727)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center

●	Key Highlights: This Phase Ib study performed mutational analyses on 22 patients with ponatinib- and/or asciminib-resistant CP-CML and evaluated the antileukemic activity of olverembatinib across different mutational backgrounds. ASXL1 mutations were present in 40.9% (9/22) of patients. After olverembatinib treatment, 44.4% (4/9) of patients with ASXL1 mutations achieved clinical responses, including 22.2% (2/9) who achieved MMR, one of whom achieved MR4.5. This study provided the first evidence that olverembatinib is active in patients with ponatinib- and/or asciminib-resistant CP-CML, including those harboring challenging genotypes such as ASXL1 mutations, highlighting its potential as a treatment option for patients with multi-line TKI-resistant disease.

UPDATED EFFICACY AND SAFETY OF OLVEREMBATINIB (HQP1351) AS SECOND-LINE THERAPY IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML)

●	Abstract Number: EHA-3388 (PS1733)

●	First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology

●	Key Highlights: This single-arm, multicenter, open-label Phase II study evaluated olverembatinib as a second-line treatment in patients with CP-CML without the T315I mutation. Among 42 evaluable patients, the complete cytogenetic response (CCyR) rate was 76.2% and the major molecular response (MMR) rate was 47.6%. Responses deepened over time with longer treatment duration, and olverembatinib exhibited manageable tolerability with no treatment-related deaths. These findings support the potential of olverembatinib to induce durable and deep responses in patients with CP-CML without the T315I mutation whose disease was resistant and/or intolerant to first-line TKI therapy, further supporting its role as a second-line treatment option.

THE EFFICACY AND SAFETY OF SWITCHING TO OLVEREMBATINIB OR CONTINUING ORIGINAL TKI THERAPY IN CML-CP PATIENTS TREATED WITH AT LEAST TWO PRIOR TKIS: A PROSPECTIVE, MULTICENTER, CONTROLLED TRIAL

●	Abstract Number: EHA-4595 (PS1728)

●	First Author: Bingbing Wen, the Second People’s Hospital of Shenzhen

●	Key Highlights: This prospective, multicenter, controlled trial enrolled 105 patients with CML-CP who had received at least two prior TKIs for ≥18 months and failed to achieve MMR. Patients were assigned in a 1:2 ratio to either switch to olverembatinib (40 mg orally every other day) or continue their most recent TKI therapy. Results showed that the 6-month MMR rate was significantly higher in the olverembatinib group than in the control group (54.3% vs 10.0%; P<0.001). At 12 months, the cumulative incidence of MMR was 57.14% in the olverembatinib group compared with 21.43% in the control group (P<0.0001). Common grade 3/4 hematologic treatment-emergent adverse events (TEAEs) included thrombocytopenia (42.86%) and anemia (17.14%). Grade 3/4 non-hematologic adverse events were rare. Notably, 78.57% of adverse events related to prior TKI therapy improved after patients switched to olverembatinib. These findings support olverembatinib as a potential standard of care for patients with CML-CP previously treated with at least two TKIs.

UPDATED RESULTS OF POLARIS-1 (PART 1), A GLOBAL REGISTRATIONAL PHASE 3 STUDY: OLVEREMBATINIB COMBINED WITH LOW-INTENSITY CHEMOTHERAPY IN NEWLY DIAGNOSED PH+ ALL

●	Abstract Number: EHA-3437 (PS1479)

●	First Author: Suning Chen, The First Affiliated Hospital of Soochow University

●	Key Highlights: This global, multicenter, registrational Phase III study (POLARIS-1 Part 1) is evaluating the efficacy and safety of olverembatinib in combination with reduced-intensity chemotherapy in patients with newly diagnosed Ph+ ALL. A total of 55 patients were enrolled. By the end of induction, the CR/CRi rate reached 94.4% and the MRD-negative CR rate reached 63.0%. MRD-negativity rates increased over time, reaching 93.1% by the end of cycle 9. The regimen demonstrated a manageable safety profile, with no meaningful differences in efficacy or safety observed between the 30 and 40mg dose groups. Encouraging activity was also observed in patients with adverse prognostic genotypes, including IKZF1plus. These findings suggest that olverembatinib combined with low-intensity chemotherapy may induce rapid, deep, and sustained MRD-negative responses in patients with newly diagnosed Ph+ ALL, while maintaining a favorable safety profile, and provide important evidence supporting its use in the frontline setting.

SAFETY AND PRELIMINARY EFFICACY OF OLVEREMBATINIB (HQP1351) COMBINED WITH LISAFTOCLAX (APG-2575) IN PEDIATRIC PATIENTS WITH RELAPSED/REFRACTORY (R/R PH+ ALL): RESULTS OF A PHASE 1B STUDY

●	Abstract Number: EHA-4691 (PS1473)

●	First Author: Jingliao Zhang, Institute of Hematology and Blood Diseases Hospital, Chinese Academy of Medical Sciences and Peking Union Medical College

●	Key Highlights: This open-label, dose-escalation Phase Ib study evaluated olverembatinib in combination with lisaftoclax in pediatric patients with relapsed/refractory (R/R) Ph+ ALL who are resistant or intolerant to at least one prior TKI. A total of 17 patients were enrolled, with a median age of 13 years, and 40% harbored ABL1 mutations, including T315I. Among nine efficacy-evaluable patients, the combination achieved an overall response rate (ORR) of 88.9%, an MRD-negativity rate of 66.7% (8/12 at cycle 2 day 28), and 93.3% of patients (14/15 at cycle 2 day 28) achieved MMR or better. Both agents were detectable in cerebrospinal fluid (CSF), providing evidence of CNS penetration, and demonstrated activity across ABL1 mutation subgroups. The regimen showed a manageable safety profile with no treatment-related deaths. These findings support the potential of this chemotherapy-free oral dual-targeted regimen to induce rapid and deep remissions, and may provide a novel treatment option for pediatric patients with R/R Ph+ ALL.

REAL-WORLD EFFICACY AND SAFETY OF LISAFTOCLAX IN MYELOID NEOPLASMS: A MULTICENTER STUDY

●	Abstract Number: EHA-5454 (PF562)

●	First Author: Chen Cao, Qilu Hospital of Shandong University

●	Key Highlights: This multicenter real-world (retrospective) study evaluated the efficacy and safety of the novel BCL-2 inhibitor lisaftoclax in patients with myeloid neoplasms. A total of 30 patients (median age 63) were enrolled, including 25 patients with acute myeloid leukemia (AML, 83%), 3 with myelodysplastic syndromes (MDS, 10%), and 2 with chronic myelomonocytic leukemia (CMML, 7%). In patients with AML, the CR/CRi rate reached 72%, with the highest response observed in the ELN low-risk subgroup (87%). Among patients achieving CR/CRi, the MRD-negativity rate was 61%. The CR/CRi rate was 100% in patients with NPM1 mutations and 83% in patients with IDH2 mutations. Among the three patients with MDS, two achieved CRi. Regarding safety, grade≥3 treatment-emergent adverse events (TEAEs) were primarily hematologic adverse events, including thrombocytopenia (27%), anemia (23%), and neutropenia (20%). Overall safety was manageable. These findings demonstrate promising efficacy and manageable safety of lisaftoclax in the real-world treatment of myeloid neoplasms, particularly AML.

CORRELATION OF BASELINE CHARACTERISTICS WITH PROGNOSIS IN PATIENTS WITH CHRONIC LYMPHOCYTIC LEUKEMIA/SMALL LYMPHOCYTIC LYMPHOMA (CLL/SLL) TREATED WITH LISAFTOCLAX (APG-2575) IN A PIVOTAL PHASE 2 STUDY

●	Abstract Number: EHA-3984 (PS1713)

●	First Author: Keshu Zhou, Henan Cancer Hospital

●	Key Highlights: This correlative analysis from the pivotal Phase II study (NCT05147467) evaluated associations between baseline characteristics and prognosis in patients with R/R CLL/SLL treated with lisaftoclax. The study enrolled 77 patients with R/R CLL/SLL refractory to BTKis who received lisaftoclax 600 mg once daily. Among 72 evaluable patients, the median progression-free survival (PFS) was 23.9 months and the Independent Review Committee (IRC)-assessed ORR was 62.5%. Further analyses showed that TP53 mutation/del(17p), complex karyotype (CK), and mutations in SF3B1, KIT, BLM, and SETD2 were associated with significantly shorter PFS. Complex karyotype and tumor size were identified as independent risk factors for shorter PFS. These findings demonstrate that lisaftoclax has clinical activity in patients with R/R CLL/SLL refractory to BTKi therapy. Additionally, these data may help to identify patients with poorer prognosis based on baseline risk characteristics, supporting future risk stratification and risk-adapted combination treatment strategies.

*Olverembatinib and lisaftoclax are currently under investigation and have not yet been approved by the US FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, as well as an FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA- cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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